SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Affimed N.V.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

N01045108

(CUSIP number)

April 18, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N01045108	13G	Page 2 of 10

1.	Names of Reporting Persons Cooperatieve Gilde Healthcare V U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,125,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,125,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N01045108	13G	Page 3 of 10

1.	Names of Reporting Persons Gilde Healthcare V Management B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,125,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,125,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N01045108	13G	Page 4 of 10

1.	Names of Reporting Persons Gilde Healthcare Holding B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,125,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,125,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N01045108	13G	Page 5 of 10

1.	Names of Reporting Persons Manapouri B.V. (100% owned by Edwin de Graaf)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,125,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,125,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N01045108	13G	Page 6 of 10

1.	Names of Reporting Persons Martemanshurk B.V. (100% owned by Pieter van der Meer)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,125,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,125,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,125,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.6%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. N01045108	13G	Page 7 of 10

Item 1(a).	Name of Issuer:

Affimed N.V. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Im Neuenheimer Feld 582, 69120 Heidelberg, Germany

Item 2(a).	Name of Person Filing:

Cooperatieve Gilde Healthcare V U.A.

Gilde Healthcare V Management B.V.

Gilde Healthcare Holding B.V.

Manapouri B.V. (100% owned by Edwin de Graaf)

Martemanshurk B.V. (100% owned by Pieter van der Meer)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o Gilde Healthcare Partners B.V.

Newtonlaan 91

3584 BP Utrecht

The Netherlands

Item 2(c).	Citizenship:

Each of the reporting persons is organized and based in the Netherlands.

Item 2(d).	Title of Class of Securities:

This Statement refers to the Common Shares of the Issuer.

Item 2(e).	CUSIP No.:

N01045108

Item 3.	If This Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

Cooperatieve Gilde Healthcare V U.A.	8,125,000 shares
Gilde Healthcare V Management B.V.	8,125,000 shares
Gilde Healthcare Holding B.V.	8,125,000 shares
Manapouri B.V. (100% owned by Edwin de Graaf)	8,125,000 shares
Martemanshurk B.V. (100% owned by Pieter van der Meer)	8,125,000 shares

8,125,000 shares are held of record by Cooperatieve Gilde Healthcare V U.A. Gilde Healthcare V Management B.V. is the managing director of Cooperatieve Gilde Healthcare V U.A. and may be deemed to have voting, investment and dispositive power with respect to these securities. Gilde Healthcare V Management B.V. is fully owned by Gilde Healthcare Holding B.V., which is also its sole managing director. The managing directors of Gilde Healthcare Holding B.V. are Manapouri B.V. (of which Edwin de Graaf is the owner and managing director) and Martemanshurk B.V. (of which Pieter van der Meer is the owner and managing director). Gilde Healthcare V Management B.V. disclaims beneficial ownership of the shares except to the extent of its pecuniary interest therein.

CUSIP No. N01045108	13G	Page 8 of 10

Each of Messrs. de Graaf and Manapouri B.V. and van der Meer and Martemanshurk B.V. each disclaim beneficial ownership of the shares except to the extent of his or its pecuniary interest therein.

(b)	Percent of class:

Cooperatieve Gilde Healthcare V U.A.	5.6%
Gilde Healthcare V Management B.V.	5.6%
Gilde Healthcare Holding B.V.	5.6%
Manapouri B.V. (100% owned by Edwin de Graaf)	5.6%
Martemanshurk B.V. (100% owned by Pieter van der Meer)	5.6%

These percentages are based on 145,919,772 common shares (“Common Shares”) of Affimed N.V. (the “Issuer”) stated to be outstanding immediately after the offering as reported in the Issuer’s prospectus supplement (Registration No. 333-260946) filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(5) on April 14, 2022.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

Cooperatieve Gilde Healthcare V U.A.	0 shares
Gilde Healthcare V Management B.V.	0 shares
Gilde Healthcare Holding B.V.	0 shares
Manapouri B.V. (100% owned by Edwin de Graaf)	0 shares
Martemanshurk B.V. (100% owned by Pieter van der Meer)	0 shares

(ii) Shared power to vote or to direct the vote:

Cooperatieve Gilde Healthcare V U.A.	8,125,000 shares
Gilde Healthcare V Management B.V.	8,125,000 shares
Gilde Healthcare Holding B.V.	8,125,000 shares
Manapouri B.V. (100% owned by Edwin de Graaf)	8,125,000 shares
Martemanshurk B.V. (100% owned by Pieter van der Meer)	8,125,000 shares

(iii) Sole power to dispose or to direct the disposition of:

Cooperatieve Gilde Healthcare V U.A.	0 shares
Gilde Healthcare V Management B.V.	0 shares
Gilde Healthcare Holding B.V.	0 shares
Manapouri B.V. (100% owned by Edwin de Graaf)	0 shares
Martemanshurk B.V. (100% owned by Pieter van der Meer)	0 shares

(iv) Shared power to dispose or to direct the disposition of:

Cooperatieve Gilde Healthcare V U.A.	8,125,000 shares
Gilde Healthcare V Management B.V.	8,125,000 shares
Gilde Healthcare Holding B.V.	8,125,000 shares
Manapouri B.V. (100% owned by Edwin de Graaf)	8,125,000 shares
Martemanshurk B.V. (100% owned by Pieter van der Meer)	8,125,000 shares

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

CUSIP No. N01045108	13G	Page 9 of 10

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See Item 4(a) above.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 1	Joint Filing Agreement, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. N01045108	13G	Page 10 of 10

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: April 21, 2022		COOPERATIEVE GILDE HEALTHCARE V U.A.

By: GILDE HEALTHCARE V MANAGEMENT B.V.
Its: Managing Director

	By:	/s/ Edwin de Graaf
		Name:	Edwin de Graaf
		Title:	Managing Director

GILDE HEALTHCARE V MANAGEMENT B.V.

	By:	/s/ Edwin de Graaf
		Name:	Edwin de Graaf
		Title:	Managing Director

GILDE HEALTHCARE HOLDING B.V.

	By:	/s/ Edwin de Graaf
		Name:	Edwin de Graaf
		Title:	Managing Director

MANAPOURI B.V.

	By:	/s/ Edwin de Graaf
		Name:	Edwin de Graaf
		Title:	Managing Director

MARTEMANSHURK B.V.

	By:	/s/ Pieter van der Meer
		Name:	Pieter van der Meer
		Title:	Managing Director